Media Release

Rio Tinto gifts stake in Northern Dynasty Minerals to Alaskan charities

07 April 2014

Rio Tinto will gift its 19.1 per cent shareholding in Northern Dynasty Minerals Ltd (Northern Dynasty), owner of the Pebble Project, to two local Alaskan charitable foundations. The decision follows the strategic review announced last year of Rio Tinto’s interest in Northern Dynasty which concluded the Pebble Project does not fit with Rio Tinto’s strategy.

The shares in Northern Dynasty will be divided equally between the Alaska Community Foundation to fund educational and vocational training and the Bristol Bay Native Corporation Education Foundation, which supports educational and cultural programmes in the region.

Rio Tinto Copper chief executive Jean-Sebastien Jacques said “Rio Tinto has long and historic ties to Alaska and we continue to see Alaska as an attractive location for potential future investment. By giving our shares to two respected Alaskan charities, we are ensuring that Alaskans will have a say in Pebble’s future development and that any economic benefit supports Alaska’s ability to attract investment that creates jobs.”

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

About Alaska Community Foundation and the Bristol Bay Native Corporation Education Foundation

The Alaska Community Foundation is a state-wide philanthropy organisation established in 1995 that is focused on strengthening Alaska’s communities. The Alaska Community Foundation will use the gift of shares to create a new Vocational Fund for Alaska’s Future which will support programmes that provide vocational training and skills development needed in the mining and extractive industries. The Bristol Bay Native Corporation Education Foundation, established in 1986, is a Native Alaskan charitable organisation that supports education and cultural programmes for Bristol Bay native youth. Both organisations have independent boards of directors and mandates to manage assets for the benefit of future generations.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

Media Relations, EMEA / Americas	Media Relations, Australia / Asia
Illtud Harri	David Luff
T +44 (0) 20 7781 1152	T +61 (0) 3 9283 3620
M +44 (0) 7920 503 600	M +61 (0) 419 850 205

David Outhwaite	Bruce Tobin
T +44 (0) 20 7781 1623	T +61 (0) 3 9283 3612
M +44 (0) 7787 597 493	M +61 (0) 419 103 454

Investor Relations, EMEA / Americas	Investor Relations, Australia / Asia
Mark Shannon	Christopher Maitland
T +44 (0) 20 7781 1178	T +61 (0) 3 9283 3063
M +44 (0) 7917 576 597	M +61 (0) 459 800 131

David Ovington	Rachel Storrs
T +44 (0) 20 7781 2051	T +61 (0) 3 9283 3628
M +44 (0) 7920 010 978	M +61 (0) 417 401 018

Grant Donald	Galina Rogova
T +44 (0) 20 7781 1262	T +852 2839 9208
M +44 (0) 7920 587 805	M +852 6978 3011

Rio Tinto plc	Rio Tinto Limited
2 Eastbourne Terrace	120 Collins Street
London W2 6LG	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2000	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404